Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403 - 1000

FACSIMILE: (212) 403 - 2000

__________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

__________

OF COUNSEL

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

DAVID GRUENSTEIN

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA __________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER AUSTIN T. WITT

January 24, 2017

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information

Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Presidio, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 22, 2016

File No. 333-214755

Dear Mr. Spirgel:

On behalf of Presidio, Inc. (“Presidio” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on December 27, 2016 (the “Registration Statement”), contained in your letter dated January 18, 2017 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing an amendment to the S-1 (“Amendment No. 2”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015, page 81

1.	We note your response to prior comment 15. Please consider quantifying the increase in the factors noted in the growth of operating expenses for the three months ended September 30, 2016 compared to the three months ended September 30, 2015. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 86 to quantify the increase in the factors noted in the growth of operating expenses for the three months ended September 30, 2016 compared to the three months ended September 30, 2015.

Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Supplemental MD&A”)

Fiscal Year Ended June 30, 2016 Compared to Pro Forma Fiscal Year Ended June 30, 2015, page 97

2.	Regarding your response to the first part of prior comment 18, you state that the hours used by your engineers increased 7.7% while the hourly bill rate increased 4.4%. Please quantify the contribution of each of these two factors to the 20.6% increase in revenues from sales of services for the fiscal year ended June 30, 2016. Provide similar disclosure on page 107 where you discuss the revenue for sales of services for the 2015 fiscal year, including the amount of increase offset by the managed services business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 to quantify the contribution of the two factors noted in the growth of revenues from sales of services for fiscal year ended June 30, 2016. The Company has also revised its disclosure on page 107 to quantify the contribution of the two factors noted, including the amount offset by the managed services business, in the growth of revenues from sales of services for fiscal year ended June 30, 2015.

*    *     *    *    *    *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1269 or by email at AJNussbaum@wlrk.com or my colleagues Gordon S. Moodie at (212) 403-1180 or by email at GSMoodie@wlrk.com or Marshall P. Shaffer at (212) 403-1368 or by email at MPShaffer@wlrk.com.

Sincerely,

/s/ Andrew J. Nussbaum, Esq.
Andrew J. Nussbaum, Esq.

cc:	Elliot Brecher

Presidio, Inc.

3